MEADOW VALLEY CORPORATION

                                2,261,250 SHARES
                                       OF
                                  COMMON STOCK


     This prospectus relates to the public offering from time to time of up to an aggregate of 1,926,250 shares of our common stock upon exercise of 1,926,250 common stock purchase warrants issued in connection with our October 1995 initial public offering and 335,000 shares of common stock underlying 167,500 unit warrants issued to the underwriters of our initial public offering. See "Selling Stockholders" on page 7.

     Each common stock purchase warrant is exercisable to purchase one share of common stock for $5.00 per share until June 30, 2002, when the common stock purchase warrants will expire. Each unit warrant is exercisable to purchase one share of common stock and one common stock purchase warrant for $7.20 per unit until June 30, 2002, when the unit warrants will expire.

     Investing in these securities involves risks. See "Risk Factors" on page 4.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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                                September 8, 2000

     We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any prospectus supplement. This prospectus and any supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The information contained in this prospectus and any supplement to this prospectus is accurate as of the dates on their covers.

                               Table of Contents
                               -----------------

                                                                            Page

Where You Can Find More Information.........................................  2
Forward-Looking Statements..................................................  3
Risk Factors................................................................  4
Our Company.................................................................  5
Use of Proceeds.............................................................  6
Our Common Stock and Warrants...............................................  6
Selling Stockholders........................................................  7
Plan of Distribution........................................................  8
Legal Matters...............................................................  8
Experts.....................................................................  9



                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the SEC, in Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Suite 1400, Citicorp Center, 500 W. Madison Street, Chicago, Illinois 60661-2511. You can also obtain copies of these materials from the public reference section of the SEC at 450 Fifth Street N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. You can also inspect reports and other information we file at the office of the National Market System at 9801 Washingtonian Blvd., Gaithersburg, MD 20878.

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


     We have filed a registration statement and related exhibits with the SEC under the Securities Act of 1933, as amended. The registration statement contains additional information about us and the securities that may be sold by the selling stockholders. You may inspect the registration statement and related exhibits without charge at the public reference facilities of the SEC described above, and may obtain copies from the SEC at prescribed rates. This information is also available at the SEC's Web site.

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. We hereby "incorporate by reference" the documents listed below, which means that we are disclosing important information to you by referring you to those documents. The information that we file later with the SEC will automatically update and in some cases supersede this information. Specifically, we incorporate by reference:

     o    Our Annual Report on Form 10-K for the year ended December 31, 1999;
     o    Our Quarterly Report on Form 10-Q for the quarter ended March 31,
          2000;
     o    Our Proxy Statement dated May 1, 2000; and
     o Any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before we stop offering securities (other than those portions of such documents described in paragraphs (i), (k), and
          (1) of Item 402 of Regulation S-K promulgated by the SEC).

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                               Corporate Secretary
                            Meadow Valley Corporation
                         4411 S. 40th Street, Suite D-11
                             Phoenix, Arizona 85040
                                 (602) 437-5400

     You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with other information.

                           FORWARD-LOOKING STATEMENTS

     We make forward-looking statements in this prospectus that are based on the beliefs and assumptions of our management and on information currently available to our management. Forward- looking statements include the information about our possible or assumed future results of operations and statements preceded by, followed by or that include the words "believe", "expect", "anticipate", "intend", "plan", "estimate" or similar expressions.

     Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. We caution you not to rely unduly on any forward-looking statements.

     You should understand that there are important factors such as those included in the "Risk Factors" section of this prospectus and in the documents incorporated in this prospectus by reference which could cause our results to differ materially from those expressed in such forward-looking statements.

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


                                  RISK FACTORS

     Before you invest in our common stock, you should be aware of various risks, including those described below. You should carefully consider these risk factors together with all other information included in this prospectus before you decide to invest in our common stock.

     We depend upon public sector customers for most of our revenue. Substantially all of our revenue is generated from projects sponsored by federal, state and local governmental authorities. Consequently, any reduction in demand for our services by these governmental authorities for whatever reason, including a general economic slowdown or a continuation of the current trend toward reducing governmental spending, would have a material adverse effect on our results of operations. Furthermore, government contracts are generally terminable at will subject to a relatively small cancellation payment. Although we have not experienced any cancellations in the past, there can be no assurance that cancellations will not occur in the future.

     We may be held financially liable for subcontractor performance. We act as prime contractor on most of our construction projects and are therefore responsible for performance of the entire contract, including work assigned to subcontractors. Accordingly, we may be subject to substantial liability if a subcontractor fails to perform as required under the prime contract.

     We are subject to fixed unit price risks which could significantly reduce or eliminate our profits on projects. A substantial portion of our revenue is derived from "fixed unit price" contracts under which we are committed to provide materials or services at fixed unit prices, such as dollars per cubic yard of earth or concrete, or linear feet of pipe. While fixed unit price contracts generally shift the risk of estimating the quantity of units required for a particular project to our customers, any increase in our unit cost over our unit bid price, whether due to inefficiency, faulty estimates, weather, inflation or other factors, must be borne by us and may adversely affect our results of operations.

     We have experienced variations in quarterly operating results. The construction industry is seasonal, generally due to inclement weather occurring in the winter months. Accordingly, we have experienced a seasonal pattern in our operating results with lower revenue in the first quarter of each calendar year than other quarters. Our quarterly results may also be affected by the timing of bid solicitations by governmental authorities and the stage of completion of major projects. Results for any one quarter may not be indicative of results for other quarters or for the year.

     We are subject to potential liability for environmental damages and personal injury. We are subject to significant risks of statutory, contractual and common law liability for environmental damages and personal injury. We may be liable for claims arising from on-site or off-site services, including mishandling of hazardous or non-hazardous waste materials, or environmental contamination caused by us or our subcontractors, the costs for which could be substantial, even if we exercised due care and complied with all relevant laws and regulations. We are also subject to worker and third-party claims for personal injury, resulting in substantial liability for which we may be uninsured. We carry insurance which we consider sufficient to meet regulatory and customer requirements and to protect our assets and operations. Nevertheless, an uninsured claim against us could have a material adverse effect on our financial condition and results of operations. Moreover, any inability to obtain insurance of the type and in the amounts required in connection with specific projects could impair our ability to bid on or complete such projects.

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


     Our backlog has been substantially reduced, which will reduce future revenue. Our backlog of construction projects was $98 million as of March 31, 2000 compared to $172 million at March 31, 1999. The reduced backlog is expected to result in lower revenue throughout the balance of 2000 and perhaps into 2001. This lower revenue could result in lower earnings in future periods.

     We cannot assure that we will be able to meet future bonding requirements. We are required to provide bid and/or performance bonds in connection with governmental construction projects. To date, we have been able to obtain bonds of up to approximately $100 million per project, but there can be no assurance that we will be able to continue to obtain such bonds in the future. In addition, new or proposed legislation in various jurisdictions may require the posting of substantial additional bonds or require other financial assurances for particular projects.

     We are subject to governmental regulation which increases the costs of our projects. Our operations are subject to compliance with costly regulatory requirements of federal, state and municipal authorities, including regulations covering labor relations, safety standards, affirmative action and protection of the environment, including requirements in connection with water discharge, air emissions and hazardous and toxic substance discharge. We believe that we are in substantial compliance with all applicable laws and regulations. However, amendments to current laws and regulations imposing more stringent requirements could have a material adverse effect on us.

     Intense competition reduces our profit margins. The heavy construction industry is intensely competitive. We compete with a large number of small owner/operator contractors that tend to dominate smaller highway projects, together with larger, well-capitalized regional and national contractors, when bidding on larger infrastructure projects. This competition reduces our profit margins on certain projects by forcing us to reduce our bid prices in order to secure the work.

     Rejection of our claims for additional compensation may reduce our revenue and earnings. We currently have claims pending for an aggregate of $20.6 million of additional compensation for projects we have completed, of which approximately $5 million of such claims were recognized by us as revenue in prior periods. In the event these claims are rejected by the project owner and we elect not to arbitrate or litigate the issues, our future revenue and earnings will be reduced.

                                   OUR COMPANY

     We are primarily a heavy construction contractor specializing in infrastructure projects including the construction of bridges and overpasses, channels, roadways, highways and airport runways. We generally serve as the prime contractor for public sector customers, such as federal, state and local governmental authorities, in the states of Nevada, Arizona, Utah and New Mexico. We primarily seek public sector customers because public sector projects are less cyclical than private sector projects, payment is more reliable, work required by the project is generally standardized and little marketing expense is incurred in obtaining projects.

     We also own or lease portable hot mix asphalt plants and related paving equipment and a rubberized asphalt plant. The asphalt paving capabilities provide us the opportunity to expand our existing geographic market, enhance our construction operations in existing markets, improve our competitiveness and may generate increased revenue on projects that call for large quantities of asphalt, concrete, recycled asphalt or rubberized asphalt.

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


     We had a project backlog of approximately $104.0 million at December 31, 1999, which included the remainder of a $94.6 million portion of the reconstruction of the core of the interchange of I-15 and US 95 in Las Vegas, Nevada, the remainder of $87.8 million of projects which are portions of the Beltway Continuation projects in Las Vegas, Nevada, the remainder of a $29.3 million portion of the State Route 87 Continuation, in Sunflower, Arizona, the remainder of a $17.5 million portion of the Reconstruction of US 89, in Cherry Hills, Utah and the $13.0 million Storm Drain Channel Construction in Chandler, Arizona. At January 1, 2000 our backlog included approximately $100 million of work that was scheduled for completion during 2000. We have acted as the prime contractor on projects funded by a number of governmental authorities, including the Federal Highway Administration, the Arizona Department of Transportation, the Nevada Department of Transportation, the Utah Department of Transportation, the Clark County, Nevada Department of Public Works, the Salt Lake City, Utah Airport Authority, the New Mexico State Highway and Transportation Department and the City of Phoenix.

     In 1996 we expanded our Nevada construction industry activities with the formation of Ready Mix, Inc., as a wholly-owned subsidiary. RMI manufactures and distributes ready mix concrete and owns and operates a construction materials processing plant in the Las Vegas, Nevada area. RMI primarily targets prospective customers such as concrete subcontractors, prime contractors, home builders, commercial and industrial property developers, pool builders and homeowners. RMI began its ready mix concrete operation from its first location in March 1997 and began processing construction materials in November 1999. Financed with internal funds, a $7 million line of credit, notes payable and operating leases, RMI intends to operate in 2000 from at least four sites using at least 92 mixer trucks. During January 2000, we ordered 52 mixer trucks for RMI at an estimated cost of $6,650,000.


                                 USE OF PROCEEDS

     We will receive up to $11,674,750 upon exercise of the common stock purchase warrants and the unit warrants. We will not receive any proceeds from the sale by the selling stockholders of the common stock underlying the common stock purchase warrants registered by this prospectus. Any funds received upon exercise of the common stock purchase warrants will be added to our working capital. We will pay all expenses of the registration and sale of the common stock, except selling commissions, fees and stock transfer fees.


                          OUR COMMON STOCK AND WARRANTS

     Our common stock is traded on the Nasdaq National Market under the symbol "MVCO." Each holder of our common stock is entitled to one vote for each share registered in his or her name on our books on all matters submitted to a vote of stockholders. Our common stock does not have cumulative voting rights. As a result, in an election of directors, the holders of a majority of shares of our common stock will be able to elect all of the directors to be elected.

     Each common stock purchase warrant is exercisable to purchase one share of common stock for $5.00 per share until June 30, 2002, when the common stock purchase warrants will expire. We can redeem the warrants for $.01 per warrant upon 30 days' notice to the warrant holders if the closing price of our common stock on the Nasdaq National Market or other automated exchange is at least $7.50 per share for 20 consecutive trading days ending not earlier than five

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


days before the warrants are called for redemption. Each unit warrant is exercisable to purchase one share of common stock and one common stock purchase warrant for $7.20 per unit until June 30, 2002, when the unit warrants will expire.

     For more information on our common stock and warrants, see our Registration Statement on Form S-1 dated October 16, 1995, which we have filed with the SEC. See also "Where You Can Find More Information" on page 2.

                              SELLING STOCKHOLDERS

     In October 1995, we issued 1,926,250 registered common stock purchase warrants to approximately 400 investors as a part of our initial public offering. At the same time we issued 167,500 registered unit warrants to our underwriters, each unit warrant entitling the holder to purchase one share of common stock and one common stock purchase warrant for $7.20 per unit. This prospectus continues the registration for resale of the 1,926,250 shares of common stock underlying the common stock purchase warrants held by our current warrant holders and the 335,000 shares of common stock underlying the unit warrants. The holders of these securities are the selling stockholders referred to in this prospectus. The selling stockholders, including their transferees, pledgees, donees or successors, may from time to time offer and sell all or any of their shares of common stock which they acquired upon exercise of the common stock purchase warrants.

     The selling stockholders may exercise their common stock purchase warrants and offer all, some or none of the shares of common stock. Thus, we cannot estimate the amount of the common stock that will be held by the selling stockholders upon termination of any sales.

     None of the selling stockholders are affiliates of our company except for May Management, Inc., a company controlled by Earle C. May, one of our directors, and Messrs. Larson, Lewis and Nelson, three of our executive officers. May Management owns 51,350 common stock purchase warrants, and Messrs. Larson, Lewis and Nelson own 3,000, 17,800 and 900 warrants, respectively. The unit warrants issued to our underwriters, Neidiger Tucker Bruner, Inc. and HD Brous & Co., Inc., were subsequently assigned, so that ownership of the unit warrants is currently as follows:

     Name                          Number of Shares Underlying the Unit Warrants
     ----                          ---------------------------------------------

     Ellen Brous                                     41,875
     Charles Bruner                                  17,750
     Debra Fiakas                                     3,000
     Scott Miller                                    38,875
     J. Henry Morgan                                 11,000
     Eugene Neidiger                                 19,000
     Gina Neidiger                                    4,000
     Robert Parrish                                  10,000
     Anthony Petrelli                                 9,000
     Mary Petrelli                                    9,000
     John Turk                                        4,000



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


                              PLAN OF DISTRIBUTION

     We are registering an aggregate of 2,261,250 shares of common stock underlying the common stock purchase warrants and the unit warrants, to permit public secondary sales of the shares by the selling stockholders from time to time after the date of this prospectus. The exercise price of the stock purchase warrants is $5.00 per share, and the warrants expire June 30, 2002. Following exercise of the common stock purchase warrants, we anticipate that the selling stockholders may sell all or a portion of the common stock from time to time in one or more of the following transactions:

     o    on the Nasdaq National Market;
     o    in the over-the-counter market;
     o in transactions other than on the Nasdaq National Market or in the over-the-counter market;
     o    through brokers or dealers, or in direct transactions with purchasers;
     o    in connection with short sales;
     o    by pledge to secure debts and other obligations;
     o in connection with the writing of options, in hedge transactions, and in settlement of other transactions in standardized or over-the-counter options; or
     o    in a combination of any of the above transactions.

     The selling stockholders may sell their shares at prevailing market prices, at prices related to prevailing market prices, at negotiated prices, or at fixed prices. There is no assurance that the selling stockholders will sell any or all of their common stock. The selling stockholders may also elect to sell their shares pursuant to Rule 144 under the Securities Act of 1933.

     The selling stockholders and any broker-dealers who act in connection with sales of common stock may be deemed to be "underwriters" as that term is defined in the Securities Act, and any commissions received by them and profit on any resale of the common stock might be deemed to be underwriting discounts and commissions under the Securities Act. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate.

     The selling stockholders will pay all discounts and selling commissions in connection with the sale of common stock, fees and expenses of counsel. We will pay the registration fee payable to the SEC to register the common stock, fees and expenses relating to the registration or qualification of the shares of common stock under any applicable state securities or "blue sky" laws and the fees and expenses of our counsel and independent accountants.


                                  LEGAL MATTERS

     The Law Office of Gary A. Agron will pass upon the validity of the common stock offered under this prospectus. Mr. Agron is one of our directors and holds options to purchase up to 23,500 shares of our common stock.

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


                                     EXPERTS

     The financial statements incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

















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